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                                   FOR: THE CHICAGO DOCK AND CANAL TRUST
                                        455 East Illinois Street
                                        Chicago, Illinois 60611
                                        312/467-1870

                                   Contact: David R. Tinkham

                                   For Immediate Release


                THE CHICAGO DOCK AND CANAL TRUST (NASDAQ/DOCKS)
                 ANNOUNCES RECEIPT OF ACQUISITION PROPOSAL FROM
                            CITYFRONT CENTER, L.L.C.


     CHICAGO, November 29, 1996 The Chicago Dock and Canal Trust (the "Trust") (NASDAQ/DOCKS) announced today that it has received an unsolicited proposal from Cityfront Center, L.L.C. to acquire all of the issued and outstanding shares of beneficial interest in the Trust for $22.00 per share in cash. The Trust is currently a party to an agreement and plan of merger dated September 27, 1996 with Newsweb Corporation and CDCT Acquisition Trust, an affiliate of Newsweb Corporation, providing for the acquisition of the Trust's shares at a price of $21.00 per share. The Trust has previously called a special meeting of its shareholders for January 9, 1997 to vote on the proposed merger with Newsweb Corporation. The proposal received from Cityfront Center, L.L.C. indicates that it is the intention of Cityfront Center, L.L.C. to offer the Trust's shareholders "an offer that is identical to the September 27, 1996 agreement with Newsweb Corporation and CDCT Acquisition Trust, with the exception of increasing the per share price paid to shareholders from $21.00 to $22.00." Cityfront Center, L.L.C. has indicated that it is an affiliate of MCL Chicago Homes, Inc.

     The Board of Trustees of the Trust has determined that, in order to comply with its fiduciary duties to the Trust's shareholders under applicable law, the Trust, consistent with its rights under the merger agreement with Newsweb Corporation, will seek to meet with representatives of Cityfront Center L.L.C. regarding the Cityfront Center, L.L.C. proposal. Under the merger agreement with Newsweb Corporation, the Trust has the right, in certain circumstances, to approve or recommend a "Superior Proposal" or terminate the merger agreement with Newsweb Corporation. Any such action by the Trust is subject to compliance by the Trust with the provisions of the merger agreement with Newsweb Corporation.

     There can be no assurance that any discussions or negotiations with Cityfront Center, L.L.C. will occur or result in a definitive agreement between Cityfront Center, L.L.C. and the Trust.

     The Chicago Dock and Canal Trust is a real estate investment trust engaged primarily in the business of acquiring and holding real estate and interests in real estate for investment. Formed in 1962, the Trust is a successor to The Chicago Dock and Canal Company which was founded in 1857 by Chicago's first mayor, William Ogden. The Chicago Dock and Canal Trust is traded on NASDAQ under the trading symbol DOCKS.